UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date January 23, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

January 23, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES DECISION BY THE BOARD

The Board of Directors of Bancolombia has authorized its Directors who wish to liquidate their interest in the institutional investment fund administered by “Protección” in 2024 to do so as soon as the lock up investment period is over. The institutional investment fund is composed primarily of Bancolombia shares.

The Directors that choose to adopt this option are required to (i) provide an irrevocable instruction to “Protección” to liquidate, on February 1st, 2024, the contributions that comply with the lock up investment period; and (ii) provide an irrevocable instruction to “Protección” to liquidate the contributions that comply with the lock up investment period during 2024, on the date the lock up period is finished.

Mrs. Silvina Vatnick has elected to adopt this option.

This authorization is to comply with Bancolombia’s internal procedures for the sale and purchase of Bancolombia shares by [officers and directors]. These procedures are available at www.grupobancolombia.com, in the “Corporate Information” section.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4885675	Tel.: (57601) 4885934	Tel.: (57601) 4485950